SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549





                                 FORM 11-K



(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended
         December 31, 1996.

[_] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to _________.



Commission File Number  001-10783
---------------------------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    FISHER-PRICE, INC. MATCHING SAVINGS PLAN
                                636 GIRARD AVENUE
                           EAST AURORA, NEW YORK 14052



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               MATTEL, INC.
                        333 CONTINENTAL BOULEVARD
                    EL SEGUNDO, CALIFORNIA  90245-5012

[Price Waterhouse LLP letterhead]


                     Report of Independent Accountants
                     ---------------------------------



May 22, 1997


To the Participants and Plan Administrator of the Fisher-Price, Inc. Matching Savings Plan


In our opinion, the accompanying statements of net assets available for plan benefits with fund information and the related statements of changes in net assets available for plan benefits with fund information present fairly, in all material respects, the net assets available for plan benefits of the Fisher-Price, Inc. Matching Savings Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1996 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements but are additional information required by ERISA. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP
------------------------


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
AT DECEMBER 31, 1996
--------------------------------------------------------------------------

                                                                    Fund Information
                                        ------------------------------------------------------------------------
                                                                                       Growth &       Managed
                                                                                        Income        Income
                                        Mattel, Inc.   Diversified      Magellan      Portfolio     Portfolio II
                                         Stock Fund        Fund           Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------   ------------
Assets
  Investments at fair market value:
    Shares of Fidelity Investments,
    registered investment company:
      Fidelity Magellan Fund                                          $ 13,294,726
      Fidelity Growth & Income
        Portfolio                                                                    $ 18,238,493

    Units of Fidelity Management
    Trust Company:
      Fidelity Managed Income
        Portfolio II                                                                                $ 32,985,465

    Short-term investments              $    296,976   $  3,673,887
    Common stock                          25,288,437     50,741,729
                                        ------------   ------------   ------------   ------------   ------------
        Total investments                 25,585,413     54,415,616     13,294,726     18,238,493     32,985,465

  Participant loans receivable
  Receivables:
    Accrued interest and
      dividends                               55,001         90,472
    Other                                    100,000          6,500
                                        ------------   ------------   ------------   ------------   ------------
                                             155,001         96,972              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
        Total assets                      25,740,414     54,512,588     13,294,726     18,238,493     32,985,465
                                        ------------   ------------   ------------   ------------   ------------

Liabilities
  Due to brokers for securities
    purchased                                 98,402        138,344
                                        ------------   ------------   ------------   ------------   ------------
        Total liabilities                     98,402        138,344              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
Net assets available for
  plan benefits                         $ 25,642,012   $ 54,374,244   $ 13,294,726   $ 18,238,493   $ 32,985,465
                                        ============   ============   ============   ============   ============


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
AT DECEMBER 31, 1996
--------------------------------------------------------------------------


                                        Participant
                                            Loans         Total
                                        ------------   ------------
Assets
  Investments at fair market value:
    Shares of Fidelity Investments,
    registered investment company:
      Fidelity Magellan Fund                           $ 13,294,726
      Fidelity Growth & Income
        Portfolio                                        18,238,493

    Units of Fidelity Management
    Trust Company:
      Fidelity Managed Income
        Portfolio II                                     32,985,465

    Short-term investments                                3,970,863
    Common stock                                         76,030,166
                                        ------------   ------------
        Total investments                          -    144,519,713

  Participant loans receivable          $  2,745,667      2,745,667
  Receivables:
    Accrued interest and
      dividends                                             145,473
    Other                                                   106,500
                                        ------------   ------------
                                                   -        251,973
                                        ------------   ------------
        Total assets                       2,745,667    147,517,353
                                        ------------   ------------

Liabilities
  Due to brokers for securities
    purchased                                               236,746
                                        ------------   ------------
        Total liabilities                          -        236,746
                                        ------------   ------------
Net assets available for
  plan benefits                         $  2,745,667   $147,280,607
                                        ============   ============


                          The accompanying notes are an integral part of these financial statements.



FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
AT DECEMBER 31, 1995
--------------------------------------------------------------------------

                                                                    Fund Information
                                        ------------------------------------------------------------------------
                                                                                       Growth &       Managed
                                                                                        Income        Income
                                        Mattel, Inc.   Diversified      Magellan      Portfolio     Portfolio II
                                         Stock Fund        Fund           Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------   ------------
Assets
  Investments at fair market value:
    Shares of Fidelity Investments,
    registered investment company:
      Fidelity Magellan Fund                                          $ 13,371,247
      Fidelity Growth & Income
        Portfolio                                                                    $ 12,132,581

    Units of Fidelity Management
    Trust Company:
      Fidelity Managed Income
        Portfolio II                                                                                $ 36,808,384

    Short-term investments                             $  3,058,687
    Common stock                        $ 24,758,855     38,432,285
                                        ------------   ------------   ------------   ------------   ------------
        Total investments                 24,758,855     41,490,972     13,371,247     12,132,581     36,808,384

  Participant loans receivable
  Receivables:
    Due from brokers for
      securities sold                                       187,603
    Accrued interest and
      dividends                               49,362         77,760
    Other                                     30,685
                                        ------------   ------------   ------------   ------------   ------------
                                              80,047        265,363              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
        Total assets                      24,838,902     41,756,335     13,371,247     12,132,581     36,808,384
                                        ------------   ------------   ------------   ------------   ------------

Liabilities
  Accounts payable                           119,230
  Due to brokers for securities
    purchased                                               349,594
                                        ------------   ------------   ------------   ------------   ------------
        Total liabilities                    119,230        349,594              -              -              -
                                        ------------   ------------   ------------   ------------   ------------
Net assets available for
  plan benefits                         $ 24,719,672   $ 41,406,741   $ 13,371,247   $ 12,132,581   $ 36,808,384
                                        ============   ============   ============   ============   ============

FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
AT DECEMBER 31, 1995
--------------------------------------------------------------------------


                                        Participant
                                            Loans         Total
                                        ------------   ------------
Assets
  Investments at fair market value:
    Shares of Fidelity Investments,
    registered investment company:
      Fidelity Magellan Fund                           $ 13,371,247
      Fidelity Growth & Income
        Portfolio                                        12,132,581

    Units of Fidelity Management
    Trust Company:
      Fidelity Managed Income
        Portfolio II                                     36,808,384

    Short-term investments                                3,058,687
    Common stock                                         63,191,140
                                        ------------   ------------
        Total investments                          -    128,562,039

  Participant loans receivable          $  2,424,520      2,424,520
  Receivables:
    Due from brokers for
      securities sold                                       187,603
    Accrued interest and
      dividends                                             127,122
    Other                                                    30,685
                                        ------------   ------------
                                                   -        345,410
                                        ------------   ------------
        Total assets                       2,424,520    131,331,969
                                        ------------   ------------

Liabilities
  Accounts payable                                          119,230
  Due to brokers for securities
    purchased                                               349,594
                                        ------------   ------------
        Total liabilities                          -        468,824
                                        ------------   ------------
Net assets available for
  plan benefits                         $  2,424,520   $130,863,145
                                        ============   ============

                          The accompanying notes are an integral part of these financial statements.

                                                              -3-


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------

                                                                  Fund Information
                                        ------------------------------------------------------------------------
                                                                                      Growth &        Managed
                                                                                       Income         Income
                                        Mattel, Inc.   Diversified      Magellan      Portfolio     Portfolio II
                                         Stock Fund        Fund           Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------   ------------
Additions to net assets attributed to:
  Investment Income:
    Interest                            $     19,658   $    196,561   $          -   $          -   $          -
    Dividends                                231,390        876,003      2,172,973        865,994      2,027,150
    Net appreciation (depreciation)
      in fair value of assets              3,229,262     10,057,981       (668,614)     1,996,728              -
  Contributions:
    Employer                                 290,581        168,985        525,132        451,267        224,272
    Employee                                 669,521        510,466      1,267,064      1,116,887        466,538
                                        ------------   ------------   ------------   ------------   ------------
       Total additions                     4,440,412     11,809,996      3,296,555      4,430,876      2,717,960
                                        ------------   ------------   ------------   ------------   ------------
Deductions from net assets attributed
  to:
  Benefit payments                         1,684,704      2,568,750        748,590      1,054,518      4,118,656
                                        ------------   ------------   ------------   ------------   ------------
       Total deductions                    1,684,704      2,568,750        748,590      1,054,518      4,118,656
                                        ------------   ------------   ------------   ------------   ------------

Net increase (decrease) prior to
  interfund transfers                      2,755,708      9,241,246      2,547,965      3,376,358     (1,400,696)
Interfund transfers                       (1,833,368)     3,726,257     (2,624,486)     2,729,554     (2,422,223)
                                        ------------   ------------   ------------   ------------   ------------
    Net increase (decrease)                  922,340     12,967,503        (76,521)     6,105,912     (3,822,919)
                                        ------------   ------------   ------------   ------------   ------------
Net assets available for plan
  benefits:
  Beginning of year                       24,719,672     41,406,741     13,371,247     12,132,581     36,808,384
                                        ------------   ------------   ------------   ------------   ------------
  End of year                           $ 25,642,012   $ 54,374,244   $ 13,294,726   $ 18,238,493   $ 32,985,465
                                        ============   ============   ============   ============   ============




FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------


                                        Participant
                                            Loans         Total
                                        ------------   ------------
Additions to net assets attributed to:
  Investment Income:
    Interest                            $    221,130   $    437,349
    Dividends                                      -      6,173,510
    Net appreciation (depreciation)
      in fair value of assets                      -     14,615,357
  Contributions:
    Employer                                       -      1,660,237
    Employee                                       -      4,030,476
                                        ------------   ------------
       Total additions                       221,130     26,916,929
                                        ------------   ------------
Deductions from net assets attributed
  to:
  Benefit payments                           324,249     10,499,467
                                        ------------   ------------
       Total deductions                      324,249     10,499,467
                                        ------------   ------------

Net increase (decrease) prior to
  interfund transfers                       (103,119)    16,417,462
Interfund transfers                          424,266              -
                                        ------------   ------------
    Net increase (decrease)                  321,147     16,417,462
                                        ------------   ------------
Net assets available for plan
  benefits:
  Beginning of year                        2,424,520    130,863,145
                                        ------------   ------------
  End of year                           $  2,745,667   $147,280,607
                                        ============   ============


                          The accompanying notes are an integral part of these financial statements.


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1995
-------------------------------------------------------------------------

                                                                  Fund Information
                                        ------------------------------------------------------------------------
                                                                                      Growth &        Managed
                                                                                       Income         Income
                                        Mattel, Inc.   Diversified      Magellan      Portfolio     Portfolio II
                                         Stock Fund        Fund           Fund           Fund           Fund
                                        ------------   ------------   ------------   ------------   ------------
Additions to net assets attributed to:
  Investment Income:
    Interest                            $      8,423   $    150,909   $          -   $          -   $          -
    Dividends                                110,015        778,135        758,595        542,074      2,284,615
    Net appreciation
      in fair value of assets              9,767,229     11,305,126      2,241,442      2,202,477              -
  Contributions:
    Employer                                 328,895         57,653        613,240        508,974        294,859
    Employee                                 800,399        266,380      1,560,703      1,272,528        665,794
                                        ------------   ------------   ------------   ------------   ------------
       Total additions                    11,014,961     12,558,203      5,173,980      4,526,053      3,245,268
                                        ------------   ------------   ------------   ------------   ------------
Deductions from net assets attributed
  to:
  Benefit payments                         1,797,926      3,017,125        580,284        550,604      5,080,198
  Other                                            -           (185)           423            344           (399)
                                        ------------   ------------   ------------   ------------   ------------
       Total deductions                    1,797,926      3,016,940        580,707        550,948      5,079,799
                                        ------------   ------------   ------------   ------------   ------------

Net increase (decrease) prior to
  interfund transfers                      9,217,035      9,541,263      4,593,273      3,975,105     (1,834,531)
Interfund transfers                       (3,677,368)       146,420      1,153,626      1,600,714        918,990
                                        ------------   ------------   ------------   ------------   ------------
    Net increase (decrease)                5,539,667      9,687,683      5,746,899      5,575,819       (915,541)
                                        ------------   ------------   ------------   ------------   ------------
Net assets available for plan
  benefits:
  Beginning of year                       19,180,005     31,719,058      7,624,348      6,556,762     37,723,925
                                        ------------   ------------   ------------   ------------   ------------
  End of year                           $ 24,719,672   $ 41,406,741   $ 13,371,247   $ 12,132,581   $ 36,808,384
                                        ============   ============   ============   ============   ============


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1995
-------------------------------------------------------------------------


                                        Participant
                                            Loans         Total
                                        ------------   ------------
Additions to net assets attributed to:
  Investment Income:
    Interest                            $    203,437   $    362,769
    Dividends                                      -      4,473,434
    Net appreciation
      in fair value of assets                      -     25,516,274
  Contributions:
    Employer                                       -      1,803,621
    Employee                                       -      4,565,804
                                        ------------   ------------
       Total additions                       203,437     36,721,902
                                        ------------   ------------
Deductions from net assets attributed
  to:
  Benefit payments                           260,416     11,286,553
  Other                                            -            183
                                        ------------   ------------
       Total deductions                      260,416     11,286,736
                                        ------------   ------------

Net increase (decrease) prior to
  interfund transfers                        (56,979)    25,435,166
Interfund transfers                         (142,382)             -
                                        ------------   ------------
    Net increase (decrease)                 (199,361)    25,435,166
                                        ------------   ------------
Net assets available for plan
  benefits:
  Beginning of year                        2,623,881    105,427,979
                                        ------------   ------------
  End of year                           $  2,424,520   $130,863,145
                                        ============   ============


                          The accompanying notes are an integral part of these financial statements.

FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

NOTES TO FINANCIAL STATEMENTS
-----------------------------


1.   DESCRIPTION OF PLAN

     The Fisher-Price, Inc. Matching Savings Plan (the Plan), was established January 1, 1992 as a defined contribution plan to cover all eligible employees of Fisher-Price, Inc. (the Company). In accordance with the Plan agreement, eligibility is defined as a common law employee with at least six months of service and an age of twenty and one-half years or older. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     On June 30, 1994, the Plan was merged with the Fisher-Price Profit Sharing and Retirement Savings Plan (the Profit Sharing Plan) such that all assets of the Profit Sharing Plan were transferred into the Plan. The Plan was restated on July 1, 1994 to replace the January 1, 1992 original plan document. The restatement was made to reflect the merger of the plans and to meet requirements of the Internal Revenue Service in obtaining a favorable determination letter. These changes had no significant impact on the Plan. Participants should refer to the 1994 Restatement plan document for more complete information.

     In addition, on November 30, 1993, the Company became a wholly-owned subsidiary of Mattel, Inc. (Mattel). There was no effect on Plan provisions as a result of the merger.

     Participants may elect to make voluntary contributions of 1% to 10% of their annual compensation subject to certain limitations. The Company will match 100% of the first $300 of a participant's contribution, 75% of the next $200 contributed and 40% of contributions over $500 up to a maximum of 6% of annual compensation. Additionally, the Board of Directors of Mattel can authorize an additional "discretionary" contribution of up to 50% of the participant's contribution, limited to 6% of his or her annual compensation. There were no discretionary contributions for the 1996 and 1995 plan years. Participants are immediately vested in their voluntary contributions, the Company's contributions, and their share of actual earnings.


     INVESTMENT PROGRAMS

     The Plan allows participants to direct their contributions, in 1% increments, to any combination of five investment accounts. All investment accounts are maintained by Fidelity Management Trust Company (FMTC). The investment options are as follows:

     - MATTEL, INC. STOCK FUND

       The underlying assets of the fund consist of Mattel, Inc. common stock, which is listed on the New York Stock Exchange (Symbol:
       MAT) and a money market type fund to provide daily liquidity.
       The Mattel, Inc. Stock Fund was unitized by FMTC (the Trustee) and shares of the fund are reflected as units. The unitization allows participants to transfer monies into and out of the fund on any business day and also provides FMTC with additional flexibility in managing the fund. At December 31, 1996 and 1995, participants had 1,477,926 units with a net asset value of $17.35 per unit and 1,615,665 units with a net asset value of

       $15.30 per unit, respectively. Shares of Mattel, Inc. common stock held by the fund at December 31, 1996 and 1995 were 911,295 with a fair market value of $25,288,437 and 1,006,548 with a fair market value of $24,758,855, respectively.

     - DIVERSIFIED FUND

       This fund invests principally in large capitalization U.S.
       equities, U.S. Treasury fixed income securities and high grade money market instruments. The equities portion of the fund is diversified among a variety of economic sectors and industries. Similar to the Mattel, Inc. Stock Fund, this fund is a unitized fund, such that the shares in the fund are stated in units and a short-term investment fund provides liquidity. At December 31, 1996 and 1995, participants had 2,980,554 units with a net asset value of $18.243 per unit and 2,869,490 units with a net asset value of $14.43 per unit, respectively. Shares of Mattel, Inc. common stock held by the fund at December 31, 1996 and 1995 were 11,000 with a fair market value of $305,250 and 15,500 with a fair market value of $381,300, respectively.

     - FIDELITY MAGELLAN FUND

       This fund invests primarily in common stock and securities convertible to common stock issued by domestic and foreign companies offering long-term capital growth.

     - FIDELITY GROWTH & INCOME PORTFOLIO FUND

       This fund invests in any combination of common stock, securities convertible to common stock, preferred stock and fixed income securities of domestic and foreign companies offering growth of earnings potential while paying current dividends.

     - FIDELITY MANAGED INCOME PORTFOLIO II FUND

       This fund invests primarily in guaranteed investment contracts issued by insurance companies and commercial banks and other similar types of fixed principal investments.

     - PARTICIPANT LOANS

       Participant loans consist of amounts borrowed by participants less principal repayments. Participants may borrow from their accounts from a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-4 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. The interest rate is set for the duration of the loan. As of December 31, 1996, interest rates on loans outstanding ranged from 7% to 10%. Principal and interest are paid ratably through payroll deductions. In addition, funds may be withdrawn by participants prior to retirement under limited circumstances, subject to restrictions as defined by the Plan.

     Income earned by each fund, including realized and unrealized gains and losses on investments, is allocated to participants' accounts based on their pro-rata share of contributions and income earned thereon. At December 31, 1996 there were 2,986 participants in the Plan. The Plan provides participants the flexibility to reallocate their account balances among the investment options at various times throughout the year as stipulated in the Plan agreement.

     WITHDRAWALS, DISTRIBUTIONS AND LOANS

     A participant undergoing certain types of financial hardship, as defined by the Plan, may request the Plan administrator to distribute all or a portion of his or her account. Such distributions may be granted by the Plan administrator if the participant meets certain criteria defined by the Plan.

     If a participant dies, is permanently disabled or attains normal retirement age, distributions under the Plan may commence immediately.
     If a participant's account balance is less than $3,500 upon termination, the participant's interest in the Plan is distributed in the form of a lump sum payment. If the amount in a participant's account exceeds $3,500, benefit payments will be delayed until a participant dies, is permanently disabled or attains normal retirement age;
     however, a participant may request in writing to receive his or her benefits at any time after employment terminates. The Plan provides certain elections for participants under which distributions from the Plan may be deferred.

     Additionally, an active participant may elect to borrow from the accumulated amount of assets in his or her account. All loans are subject to the review and approval of the Plan administrator. Terms and conditions of loans are discussed in the Plan agreement.

     ADMINISTRATION

     The Plan is administered by the Company. The Company has selected Fidelity Management Trust Company to be the Trustee of the Plan. The Trustee is responsible for maintaining the assets of the Plan and
     reporting on the earnings and assets of the Plan.   In addition, the
     Company has selected Institutional Capital Corporation (ICAP) as the investment manager for the Diversified Fund. ICAP manages the fund using defined investment objectives and guidelines established by the Plan's Investment Committee. All administrative expenses, excluding broker commissions paid for the purchase and sale of securities for the Mattel, Inc. Stock Fund and the Diversified Fund, are paid by the Company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements are prepared using the accrual basis of accounting.

     INVESTMENTS

     Investments are reflected at current market value as measured by quoted market prices in an active market or as determined in good faith by the Trustee. Net realized gains or losses on the disposition of investments and investment income are also determined by the Trustee. The unrealized appreciation (depreciation) of investments is determined from information provided by the Trustee.


     PAYMENT OF BENEFITS

     Benefits are recorded when paid.


3.   INVESTMENTS

     The following table presents the Plan's investments. During 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                           Net
                                       Appreciation
                                      (Depreciation)
                                         In Value      December 31,
                                        During 1996        1996
                                      --------------   ------------
     Investments at fair value
       as determined by quoted
       market price:
       Fidelity Magellan Fund         $     (668,614)  $ 13,294,726
       Fidelity Growth & Income
         Portfolio                         1,996,728     18,238,493

       Common stock:
         Mattel, Inc.*                     3,229,262     25,288,437
         Other                            10,057,981     50,741,729
       Short term investments                      -      3,970,863

     Investments at fair value
       as determined in good
       faith by the Trustee:
       Fidelity Management Trust
         Company Managed Income
         Portfolio II                              -     32,985,465
                                      --------------   ------------
                                      $   14,615,357   $144,519,713
                                      ==============   ============

     * Party-in-interest

4.   FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by letter dated June 29, 1995 that the Plan, as restated and amended in 1994, constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (IRC). The applicable provisions of the IRC exempt the Plan from federal income taxes. Accordingly, no provision for income taxes has been recorded on the Plan's financial statements.


5.   PLAN MERGER

     On April 1, 1997, the Plan was merged and all assets were transferred into the Mattel, Inc. Personal Investment Plan.


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           AT DECEMBER 31, 1996
----------------------------------------------------------

                     FIDELITY MANAGED ASSETS
                     -----------------------

FIDELITY INVESTMENTS:
---------------------
  Shares/                                                             Market
   Units                 Description                   Cost           Value
----------    ----------------------------------    -----------    -----------
   164,845    MAGELLAN FUND                         $12,341,585    $13,294,726
                                                    ===========    ===========

   593,508    GROWTH & INCOME PORTFOLIO             $14,796,180    $18,238,493
                                                    ===========    ===========

FMTC:
-----

32,985,465    MANAGED INCOME PORTFOLIO II           $32,985,465    $32,985,465
                                                    ===========    ===========

              MATTEL, INC. STOCK FUND

              Short-Term Investements
              -----------------------

   296,976    Fidelity Institutional
              Cash Portfolio, Class A               $   296,976    $   296,976
                                                    ===========    ===========

              Common Stock
              ------------

   911,295    Mattel, Inc.*                         $12,241,838    $25,288,437
                                                    ===========    ===========

              Total assets held by the
              Mattel, Inc. Stock Fund               $12,538,814    $25,585,413
                                                    ===========    ===========

* Party-in-interest



                                      -11-


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           AT DECEMBER 31, 1996 (CONTINUED)
----------------------------------------------------------

                              ICAP MANAGED ASSETS
                              -------------------

Par Value/                                                           Market
  Shares                 Description                   Cost           Value
----------    ----------------------------------    -----------    -----------
              DIVERSIFIED FUND

              Short-Term Investments
              ----------------------
   990,230    Bankers Trust Company Short-Term
                Investment Fund                     $   990,230    $   990,230

 1,300,000    Lucent Technologies Commerical
                Paper, 01/29/97                       1,291,886      1,291,886

 1,400,000    Xerox Corp. Commercial
                Paper, 01/14/97                       1,391,771      1,391,771
                                                    -----------    -----------
                Total short-term investments
                held by the Diversified Fund        $ 3,673,887    $ 3,673,887
                                                    -----------    -----------


                                      -12-



FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           AT DECEMBER 31, 1996 (CONTINUED)
----------------------------------------------------------

                              ICAP MANAGED ASSETS
                              -------------------

Par Value/                                                           Market
  Shares                 Description                   Cost           Value
----------    ----------------------------------    -----------    -----------
              Common Stock
              ------------
     8,300    Aetna Inc.                            $   541,382    $   664,000
    20,200    Allegheny Teledyne Inc.                   416,816        464,600
    25,899    Allstate Corporation                      847,485      1,498,905
    23,300    American Home Products Corp.            1,184,747      1,365,963
    18,850    Amoco Corp.                             1,239,504      1,517,425
    11,700    AMR Corp.                                 989,222      1,031,063
    28,300    Banc One Corp.                          1,079,838      1,216,900
    15,200    Boeing Corporation                      1,311,515      1,616,900
    13,150    Bristol Myers                           1,137,066      1,430,063
    14,600    Burlington Northern Santa Fe              959,554      1,261,075
    12,400    Citicorp                                  544,637      1,277,200
    38,900    CS Holding Sponsored ADR                  985,285        995,879
    18,150    Dow Chemical Co.                        1,419,759      1,422,506
    30,950    Dun & Bradstreet Corp.                    720,931        735,063
    14,050    Dupont (EI) De Nemours                  1,023,352      1,325,969
    37,500    ELF Aquitaine ADR                       1,484,544      1,696,875
    34,400    Federated Department Stores Inc.          928,189      1,173,900
    16,600    General Instrument Corp.                  383,892        358,975
    29,100    General Motors Corp.                    1,514,068      1,622,325
    14,400    Hasbro Inc.                               503,015        559,800
    35,100    Host Mariott Corp.                        551,943        561,600
     8,950    International Business Machines Corp.     927,289      1,351,450
    23,600    ITT Corp.                               1,314,985      1,023,650
    12,050    Loews Corp.                               945,945      1,135,713
    11,000    Mattel Inc. *                             207,524        305,250
    39,500    MCI Communications Corp.                1,252,302      1,291,156
    16,350    Motorola Inc.                             825,236      1,003,481
    14,050    Nokia Corp. PFD Sponsored ADR             542,107        809,631
    13,500    Northrop Grumman Corp                     928,632      1,117,125
    33,546    Novaria AG Sponsored ADR                1,491,505      1,914,990
    31,900    NYNEX Corp.                             1,428,491      1,535,188
    48,550    Pacific Telesis Group                   1,642,598      1,784,213
    37,400    Peninsular & Oriental ADR                 747,241        755,229
    41,600    Philips Electronic NV NY                1,309,375      1,664,000
    23,150    Raytheon Company                        1,112,778      1,114,090
    36,400    Rhone-Poulenc ADR                         974,873      1,233,050
    21,600    Scripps Co. (EW) Class A                  707,784        756,000


* Party-in-interest

                                      -13-


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           AT DECEMBER 31, 1996 (CONTINUED)
----------------------------------------------------------

                              ICAP MANAGED ASSETS
                              -------------------

Par Value/                                                           Market
  Shares                 Description                   Cost           Value
----------    ----------------------------------    -----------    -----------
    34,600    Tenet Healthcare Corp.                $   673,880    $   756,875
    24,866    Travelers Group Inc.                      546,741      1,128,295
    27,350    Union Pacific Corp.                     1,246,174      1,644,419
    17,050    W R Grace & Company                       837,368        882,338
    56,400    Walmart Stores Inc.                     1,413,929      1,290,150
     5,400    Wells Fargo & Co.                       1,325,459      1,456,650
    30,400    WMX Technologies Inc.                   1,022,716        991,800
                                                    -----------    -----------
              Total common stock                     43,191,676     50,741,729
                                                    -----------    -----------

              Total assets held by the
              Diversified Fund                      $46,865,563    $54,415,616
                                                    ===========    ===========


                                      -14-


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
           DECEMBER 31, 1996 (1)
-----------------------------------------------------------------

    Identity of        Description      Purchase
  Party Involved         of Asset         Price     Transaction(s)
--------------------   ------------    -----------  --------------
Series of Transactions:

Fidelity Investments   Magellan        $ 7,507,851             218
  (FI)                 Fund                      -               -

FI                     Growth &          8,376,075             222
                       Income                    -               -
                       Portfolio

FI                     Managed          10,983,450             217
                       Income                    -               -
                       Portfolio
                       II

Fidelity Mgmt.         Bankers Trust    35,124,514             132
  Trust Co. (FMTC)     Co. STIF                  -               -

FMTC                   Fidelity Inst'l  11,529,372             119
                       Cash Portfolio            -               -
                       CI A

FMTC                   Mattel, Inc.      7,409,585              46
                       Common Stock              -               -


FISHER-PRICE, INC. MATCHING SAVINGS PLAN
----------------------------------------

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
           DECEMBER 31, 1996 (1)
-----------------------------------------------------------------

                                                                                                 Current
                                                                      Expense                    Value of
                                                                      Incurred                   Asset on
    Identity of        Description        Selling                       With        Cost of    Transaction   Net Gain
  Party Involved         of Asset          Price     Transaction(s)  Transaction     Asset         Date      or (Loss)
--------------------   ------------     -----------  --------------  -----------  -----------  -----------  -----------
Series of Transactions:

Fidelity Investments   Magellan         $         -             -    $         -  $ 7,507,851  $ 7,507,851  $         -
  (FI)                 Fund               6,915,757           188              -    6,720,338    6,915,757      195,419

FI                     Growth &                   -             -              -    8,376,075    8,376,075            -
                       Income             4,266,891           143              -    3,771,683    4,266,891      495,208
                       Portfolio

FI                     Managed                    -             -              -   10,983,450   10,983,450            -
                       Income            14,806,368           198              -   14,806,368   14,806,368            -
                       Portfolio
                       II

Fidelity Mgmt.         Bankers Trust              -             -              -   35,124,514   35,124,514            -
  Trust Co. (FMTC)     Co. STIF          35,204,389           120              -   35,204,389   35,204,389            -

FMTC                   Fidelity Inst'l            -             -              -   11,529,372   11,529,372            -
                       Cash Portfolio    11,232,384           118              -   11,232,384   11,232,384            -
                       CI A

FMTC                   Mattel, Inc.               -             -          8,097    7,417,682    7,409,585            -
                       Common Stock      10,115,219            69          9,627    4,361,674   10,115,219    5,743,918

(1) Computed based on the net asset value of the Plan at December 31, 1995 of $130,863,145



                       Prepared from data certified by FMTC.


                                 -15-


                             POWER OF ATTORNEY
                             -----------------


          We, the undersigned directors of Fisher-Price, Inc., the Plan Administrator for the Fisher-Price, Inc. Matching Savings Plan, do hereby severally constitute and appoint Jill E. Barad, Ned Mansour, Robert Normile, Barnett Rosenberg, Leland P. Smith, and John L. Vogelstein, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Plan to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 11-K, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that said attorneys and agents or any one of them, shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         Fisher-Price, Inc. Matching Savings Plan
                         ----------------------------------------
                                      (Name of Plan)


                         Fisher-Price, Inc., Plan Administrator


                         /s/ Ned Mansour
                         ---------------------
                         Ned Mansour, Director


                         /s/ Gary Baughman
Date: June 30, 1997      ------------------------
      -------------      Gary Baughman, President

